

Mark Spencer · 2nd

Capital Consulting Partners

Executive and Entrepreneur

New York, New York, United States ·

Contact info

414 connections



1 mutual connection: Steve Stanulis

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Providing services
Business Consulting, Management Consulting, and Project Management
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View Mark Spencer's advisor profile Progressive Senior Executive with e entrepreneurship, technology, finan M&A.

Experience

Managing Partner
Capital Consulting Partners
Jul 2017 – Present · 4 yrs
Greater New York City Area

Mark has over 20 years of experience as an entrepreneur and in operations, finance, software, sales and marketing. He has a proven track record of building and managing various types of organizations. During Mark's career, his expertise has spawned successful startups and also challenged organizations that he has completely transformed into thriving operations. Along with his entrepreneurial experiences Mark brings his motivational style and ...see more



CurvePay
6 yrs 10 mos

President
Apr 2013 – Dec 2018 · 5 yrs 9 mos
Melville, NY

Innovating the Future of Payments

Curvepay's patented technology and software promises to redefine the industry's standard for the price/perfo ...see more

Executive Vice President
Mar 2012 – Apr 2013 · 1 yr 2 mos
Westbury, NY

Innovating the Future of Payments

Curvepay's patented technology and software promises to redefine the industry's standard for the price/perfo ...see more

Proprietary Trader
G2 Trading
2010 – 2012 · 2 yrs
New York, NY

Successfully traded equities and options using technical and fundamental analysis, combined with a broad range of trading styles. Developed specialty trading systems and strategies spawned from a compete understanding of business

Co-Founder

WCG Management Consulting, Inc.
2005 – 2010 · 5 yrs
Woodbury, NY

Corporate management consulting business startup generating $13M+ in gross sales annually. Responsibilities included contract negotiation, business development, sales management and forecasting, cash management a ...see more

Vice President & Equity Partner
Dynamic Communication
1997 – 2005 · 8 yrs
Bellmore, NY

Strategic planning and P&L responsibility for this $28M corporation with nine locations. Accountable for forecasting, capital and operating budgets, cash management, treasury, acquisitions, internal controls, payroll, IT, human resources,

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Education

Computer Career Center
WAN Engineer, Microsoft Certified Professional
1999 – 2001

WAN Engineer
4.0 GPA



Nassau Community College
Liberal Arts, Communications
1990 – 1992

Licenses & certifications

Notary Public



